                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 AMENDMENT NO. 4

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        UNITED COMMUNITY FINANCIAL CORP.
                       (Name of Subject Company (Issuer))

                        UNITED COMMUNITY FINANCIAL CORP.
                       (Name of Filing Person, the Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    909839102
                      (CUSIP Number of Class of Securities)

                           DOUGLAS M. MCKAY, PRESIDENT
                        UNITED COMMUNITY FINANCIAL CORP.
                             275 FEDERAL PLAZA WEST
                           YOUNGSTOWN, OHIO 44503-1203
                                 (330) 742-0500
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 with a copy to:
                           TERRI REYERING ABARE, ESQ.
                       VORYS, SATER, SEYMOUR AND PEASE LLP
                             SUITE 2000, ATRIUM TWO
                             221 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 723-4001

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                        AMOUNT OF FILING FEE:
                $50,000,000                                    $6,335

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 4,000,000 common shares of United Community Financial Corp. at the tender offer purchase price of $12.50 per share in cash.

[ X ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $6,335                      Form or Registration Number: Schedule TO-I
      Filing Party: United Community Financial Corp.      Date Filed: January 28, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X ]

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed on January 28, 2004, as amended on February 18, 2004, March 1, 2004 and March 2, 2004 (as amended, the "Schedule TO") by United Community Financial Corp., an Ohio corporation. The Schedule TO relates to UCFC's offer to purchase up to 4,000,000 of its common shares, no par value per share, at a price of $12.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2004, as amended on February 18, 2004, March 1, 2004 and March 2, 2004 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1) and
(a)(2). This Amendment No. 4 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase is incorporated in this Amendment No. 4 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 12.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

         "(a)(11)          Press Release dated March 8, 2004."


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004
                                            UNITED COMMUNITY FINANCIAL CORP.


                                            By: /s/ Douglas M. McKay
                                                -----------------------------
                                                Douglas M. McKay
                                                President


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                                INDEX TO EXHIBITS

EXHIBIT NUMBER    DESCRIPTION
--------------    -----------

(a)(1)*           Offer to Purchase dated January 28, 2004.

(a)(2)*           Letter of Transmittal dated January 28, 2004.

(a)(3)*           Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.

(a)(4)*           Letter to Shareholders from UCFC.

(a)(5)*           Question and Answer Brochure about the Offer.

(a)(6)*           Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)*           Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
                  Other Nominees.

(a)(8)*           Notice of Guaranteed Delivery.

(a)(9)*           Press Release dated January 26, 2004.

(a)(10)*          Press Release dated March 2, 2004.

(a)(11)           Press Release dated March 8, 2004.

(b)*              Credit Agreement dated as of February 27, 2004, between United Community
                  Financial Corp. and KeyBank National Association.

* Previously filed.